November 27, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Division of Investment Management

         Re:      Withdrawal of 485B Filing
                  Accession No. 0000088053-02-001183
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Dear Sir or Madam:

     Please withdraw the above noted 485B filing for Cash Equivalent Fund. This document had an error that has been corrected and refiled.

     Please contact me at (617) 295-2578 with any questions you may have concerning the foregoing.

Thank You.


                                                    Very truly yours,



                                                    /s/Linda DiSola
                                                    -----------------------
                                                    Linda DiSola
                                                    Manager - Edgar Group